Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2008

Millipore Corporation

(Name of issuer of the securities held pursuant to the Plan)

290 Concord Road

Billerica, Massachusetts 01821

(Address of the principal executive office of the issuer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Millipore Corporation
Employees’ Participation and Savings Plan

By:	/s/ Jeffrey Rudin
Jeffrey Rudin
Retirement and Benefits Administration Committee

Date: June 24, 2009

Millipore Corporation Employees’

Participation and Savings Plan

Financial Report

December 31, 2008

Millipore Corporation Employees’ Participation and Savings Plan

Contents

Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

Schedule of Assets Held at End of Year	Schedule 1

Schedule of Reportable Transactions	Schedule 2

Report of Independent Registered Public Accounting Firm

To the Retirement and Benefits Administration Committee Millipore Corporation Employees’ Participation and Savings Plan

We have audited the accompanying statement of net assets available for benefits of Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2008 and 2007 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2008 and reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The supplemental schedule of reportable transactions for the year ended December 31, 2008 that accompanies the Plan’s financial statements does not disclose the historical cost of certain nonparticipant-directed investments held by or sold by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 22, 2009

Millipore Corporation Employees’ Participation and Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value (Notes 3, 4 and 5):
Participant-directed investments	$139,895,129	$185,939,909
Nonparticipant-directed investments	37,359,672	57,679,300
Employer contributions receivable:
Savings account	344,674	256,511

Total assets	177,599,475	243,875,720
Liabilities
Excess contributions due to participants	(5,376)	(15,472)

Net Assets Available for Benefits, at Fair Value	177,594,099	243,860,248
Adjustment from Fair Value to Contract Value for Stable Value Fund	183,083	(95,894)

Net Assets Available for Benefits	$177,777,182	$243,764,354

See Notes to Financial Statements.

Millipore Corporation Employees’ Participation and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions
Contributions:
Employer savings account	$10,015,096	$9,372,141
Employee savings account	15,560,886	14,857,231
Rollover	1,355,854	2,470,401

Total contributions	26,931,836	26,699,773
Investment income (loss):
Dividends and interest	9,931,910	12,825,051
Net (depreciation) appreciation in fair value of investments (Note 4)	(84,371,051)	4,194,551

Total investment (loss) income	(74,439,141)	17,019,602

Total additions - net	(47,507,305)	43,719,375
Deductions - Benefit payments paid directly to participants or beneficiaries	(18,479,867)	(24,146,214)

Net (Decrease) Increase Before Transfers	(65,987,172)	19,573,161
Transfer to other qualified plans (Note 8)	—	(24,888,712)

Net decrease	(65,987,172)	(5,315,551)
Net Assets Available for Benefits
Beginning of year	243,764,354	249,079,905

End of year	$177,777,182	$243,764,354

See Notes to Financial Statements.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of the Plan

The following description of the Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution profit-sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes a savings feature (the “Savings Account” or “Savings Plan”), which covers U.S. employees of the Millipore Corporation (the “Company” or “Millipore”), and, prior to January 1, 2007, also included a profit-sharing feature (the “Participation Account” or “Participation Plan”), which covered U.S. and Puerto Rico employees who had at least two years of continuous service. Eligible employees can contribute to the Savings Account upon their service commencement date. The Company’s contributions to the Participation Plan were allocated among eligible employees on the basis of the compensation they received during the year for which the contribution was made.

In October 2006, the Company’s Board of Directors approved amendments to the Plan, effective January 1, 2007, to discontinue annual employer contributions to eligible employees’ Participation Plan accounts, to allow eligible employees to begin to participate in the Savings Plan without any waiting period, and to increase the 401(k) matching contribution rates, dollar for dollar, up to the first 6 percent of eligible compensation deferred by the employee.

In October 2006, the Company’s Board of Directors approved certain amendments to the Retirement Plan for Employees of Millipore Corporation (the “Retirement Plan”) to freeze the Retirement Plan effective December 31, 2006, after which no benefits will accrue. All participants’ accrued benefits under the Retirement Plan became fully vested as of December 31, 2006. Eligible participants were also provided a one-time final opportunity in early 2007 to transfer balances from their Participation Plan accounts to the Retirement Plan for the purpose of purchasing an annuity under the existing terms of the Retirement Plan.

The recordkeeper of the Plan is T. Rowe Price Retirement Plan Service, Inc. and the directed trustee of the Plan is T. Rowe Price Trust Company (“T. Rowe Price”).

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of the Plan (Continued)

Participation Account - Prior to January 1, 2007, the Company contributed to the Participation Accounts of eligible employees at the discretion of the Company’s Board of Directors. Contributions were allocated to participants’ accounts based on participants’ compensation during the year for which the contributions were made.

At December 31, 2008, the Participation Account assets are invested in the T. Rowe Price Balanced Fund. At December 31, 2007, the Participation Account assets were invested in the Millipore Asset Allocation Fund. This fund was comprised of the following Grantham, Mayo, Van Otterloo Co., LLC (GMO) mutual funds: GMO Domestic Bond Fund III and GMO U.S. Core Equity Fund III. Eligible earnings are allocated based on relative account balances.

Savings Account - Participants may elect to contribute amounts ranging from 1 percent to 35 percent of their eligible compensation on a pre-tax basis subject to certain limitations. All participants who have attained age 50 before the close of a Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code.

Each participant’s Savings Account is credited with the participant’s contributions, the Company’s matching contributions and related earnings. Participants’ Savings Accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company. Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan, including an option to invest in stock of the Company and the T. Rowe Price TradeLink brokerage account, a self-directed brokerage account. T. Rowe Price’s TradeLink brokerage account allows participants to invest their Savings Account balances in a wide range of publicly traded investments beyond those available in the core investments of the Plan.

Vesting - All participants are fully vested in their accounts at all times.

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of: (1) the amount of their total account balance; (2) the greater of $10,000 or one-half of their total account balance; (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan to the participant on the date on which such loan was made or one-half of the amount in a participant’s total account. A general purposes loan may be used for any reason and may have a term of up to five years. A loan for the purchase of a principal place of residence may have a term of up to 15 years. Interest rates on new loans are updated monthly. As of December 31, 2008 and 2007, interest rates on outstanding participant loans ranged from 4.0 percent to 9.25 percent. One half of the participant’s total account serves as collateral for the loan.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of the Plan (Continued)

Payment of Benefits - Participants who are age 59 1/2 years or older may withdraw amounts contributed to their accounts, including income earned. In the event of a participant’s death, termination, or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in accordance with the provisions of the Plan. Participants may request a withdrawal from their accounts for certain hardships that result from medical expenses, expenses to purchase a principal residence, or tuition expense for the next 12 months of postsecondary education for the participant, their spouse, children, or dependents. The plan administrator (or its delegate) determines the existence of a hardship. Eligible participants also were provided a one-time final opportunity in early 2007 to transfer balances from their Participation Plan accounts to the Retirement Plan for the purpose of purchasing an annuity under the existing terms of the Retirement Plan.

Administrative Expenses - Generally, administrative expenses of the Plan are paid by the Company. However, certain expenses related to recordkeeping and investment activities charged by the Plan’s directed trustee and recordkeeper may be paid by the Plan. The Plan administrator is a committee appointed by the Board.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The Plan’s financial statements are prepared under the accrual basis of accounting. The Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 2 - Summary of Significant Accounting Policies (Continued)

Investments Valuation - The Plan’s investments are stated at fair value, except for a common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining common collective trust funds is based on the quoted market values of the underlying investments. Shares of Company common stock and mutual funds are valued at quoted market prices. The Tradelink brokerage account, a self-directed brokerage account, invests in publicly traded securities that are valued at fair value based on quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment Income - Dividend income is recorded on the ex-dividend date. Interest income is recoded on an accrual basis. Net appreciation (depreciation) on fair value of investments includes realized gains (losses) and unrealized appreciation (depreciation) on investments. In determining the net gain or loss on investments, cost is determined on the average cost basis.

Contributions - Employee contributions and employer matching contributions are recorded in the period that employee payroll deductions are made.

Payment of Benefits - Benefit payments are recorded when paid.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 2 - Summary of Significant Accounting Policies (Continued)

Excess Contributions Payable - The Plan provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements. As of December 31, 2008 and 2007, excess contributions of $5,376 and $15,472, respectively, were payable to certain participants. Contributions in the Statement of Changes in Net Assets Available for Benefits have been adjusted for these amounts. The return of these excess contributions allows the Plan to comply with statutory requirements.

Related Party Transactions - Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by T. Rowe Price. T. Rowe Price is the directed trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were administrative expenses paid to the directed trustee during the year. These transactions, as well as participant loans, also qualify as party-in-interest transactions.

The Plan invests in the common stock of Millipore Corporation, the Plan’s sponsor. Transactions in Millipore common stock are party-in-interest transactions. Purchases of Millipore common stock for the years ended December 31, 2008 and 2007 totaled $1,029,950 and $1,030,355, respectively. Sales of Millipore common stock for the years ended December 31, 2008 and 2007 totaled $1,011,366 and $1,517,164, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan allows for various investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Reclassifications - Certain prior year amounts have been reclassified to conform to current year presentation.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 3 - Fair Value Disclosures

As of January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurements. The standard applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS 157 are effective prospectively for periods beginning January 1, 2008 for financial assets. The implementation of the provisions of SFAS 157 for financial assets as of January 1, 2008 did not have a material impact on the Plan’s financial statements.

SFAS 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Mutual Funds - These investments are valued at quoted prices in an active market.

Common Collective Trust Funds - These investments are valued generally based on the value of the underlying assets owned by the fund, minus its liabilities. The fair value of the underlying investments are based on quoted market prices and are traded in an active market. The fair value of the stable value common collective trust fund is based on discounted cash flows of the underlying investments.

Millipore Corporation common stock - Millipore Corporation common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 3 - Fair Value Disclosures (Continued)

Self-directed Brokerage Accounts - These investments include portfolios of common stock and mutual funds and are valued based on quoted market prices.

Loans to Participants - Loans to Plan participants are valued at outstanding balances, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

Below is a summary of the Plan’s financial instruments measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Balance at December 31, 2008
Assets
Mutual funds	$146,942,763	$—	$—	$146,942,763
Common collective trust funds	—	19,530,862	—	19,530,862
Common stock	5,629,073	—	—	5,629,073
Self-directed brokerage accounts	720,538	—	—	720,538
Participant loans	—	—	4,431,565	4,431,565

Total assets	$153,292,374	$19,530,862	$4,431,565	$177,254,801

The following table sets forth a summary of the changes in the fair value of the Plan’s Level 3 financial instruments for the year ended December 31, 2008:

Participant Loans
Balance at December 31, 2007	$4,185,670
Issuances and settlements, net	245,895

Balance at December 31, 2008	$4,431,565

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 4 - Investments

The following table presents the Plan’s investments as of December 31:

	2008		2007
Investments, at fair value:
Dodge and Cox Stock Fund	$10,871,428	*	$17,116,472	*
GMO Domestic Bond Fund III**	—		23,228,841	*
GMO U.S. Core Equity Fund III**	—		34,450,459	*
T. Rowe Price Growth Stock Fund	16,521,165	*	28,309,397	*
T. Rowe Price Balanced Fund: Participant-directed	17,248,138	*	22,306,263	*
T. Rowe Price Balanced Fund: Nonparticipant-directed**	37,359,672	*	—
T. Rowe Price Equity Index Trust	—		19,034,331	*
American Funds EuroPacific Growth Fund	9,813,686	*	15,540,853	*
PIMCO Total Return Fund	15,209,557	*	13,133,939	*
PIMCO Real Return Fund	2,155,167		—
Vanguard Inst Index	11,823,270	*	—
Millipore Common Stock	5,629,073		7,921,209
Other investments	25,940,680		41,425,122
TradeLink brokerage account	720,538		741,982
Participant loans	4,431,565		4,185,670
Investments, at contract value:
T. Rowe Price Stable Value Fund	19,713,945	*	16,128,777	*

Total investments	$177,437,884		$243,523,315

*	Investments that represent 5% or more of the Plan’s net assets at the end of the year

**	Nonparticipant directed investments

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 4 - Investments (Continued)

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds	$(81,116,426)	$2,312,621
Common stock	(2,310,738)	805,655
Common collective trust funds	(943,887)	1,076,275

Net (depreciation) appreciation	$(84,371,051)	$4,194,551

Note 5 - Nonparticipant-Directed Assets and Activity

Information about the assets relating to the nonparticipant-directed investments, the Participation Account, is as follows:

	December 31
	2008	2007
Assets: Mutual funds	$37,359,672	$57,679,300

Significant changes in nonparticipant-directed investments for 2008 related to net depreciation in fair value of mutual funds of approximately $15,260,000 and benefit payments of approximately $5,059,000. Significant changes in nonparticipant-directed investments for 2007 related to net appreciation in fair value of mutual funds of approximately $2,425,000, benefits paid to participants of approximately $9,185,000 and transfers to the Retirement Plan of approximately $24,889,000.

Note 6 - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions to the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated company, or approval by the Company’s Board of Directors to terminate the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of their account balances.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 7 - Tax Status

No provision for income taxes has been included in the Plan’s financial statements, as the Plan qualifies as a tax-exempt entity under Section 401 of the Internal Revenue Code (IRC). The Company has filed a request for an Internal Revenue Service (IRS) determination letter related to the January 1, 2007 plan amendments and subsequent amendments. As of June 22, 2009, the Company has not received a new determination letter from the IRS. Prior to these plan amendments the Plan had a determination letter.

Note 8 - Transfers

As discussed in Note 1, during 2007 eligible participants were given a one-time opportunity to transfer balances from their Participation Plan accounts to the Retirement Plan. Accordingly, assets of approximately $24,889,000 were transferred out of the Plan to the Retirement Plan.

Note 9 - Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per financial statements	$177,777,182	$243,764,354
Adjustment to fair value for Stable Value Fund	(183,083)	95,894

Net assets available for benefits per Form 5500	$177,594,099	$243,860,248

The following is a reconciliation of investment income (loss) per the financial statements for the years ended December 31, 2008 and 2007 to Form 5500:

	2008	2007
Total investment (loss) income per financial statements	$(74,439,141)	$17,019,602
Change in adjustment to fair value for Stable Value Fund	(278,977)	211,853

Total investment (loss) income per Form 5500	$(74,718,118)	$17,231,455

Millipore Corporation Employees’ Participation and Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 04-2170233, Plan Number 001

December 31, 2008

(a)(b) Issuers	(c) Description of Investments	(d) Cost	(e) Current Value
American Funds	EuroPacific Growth Fund - Mutual fund	*	$9,813,686
Dodge and Cox	Stock Fund - Mutual fund	*	10,871,428
JPMorgan	JPMorgan Capital Growth A - Mutual fund	*	5,293,795
Millipore Corporation (1)	Common stock	*	5,629,073
Oppenheimer Funds	Developing Markets - Mutual fund	*	5,403,825
PIMCO Mutual Funds	Total Return Fund - Mutual fund	*	15,209,557
PIMCO Mutual Funds	Real Return Fund - Mutual fund	*	2,155,167
The Royce Funds	Low-Priced Stock Fund - Mutual fund	*	5,322,696
Baron	Baron Growth Fund - Mutual fund	*	2,958,018
T. Rowe Price (1)	Prime Reserve Fund - Mutual fund	*	16,867
T. Rowe Price (1)	Balanced Fund - Mutual fund participant-directed	*	17,248,138
T. Rowe Price (1)(2)	Balanced Fund - Mutual fund nonparticipant-directed	$52,861,942	37,359,672
T. Rowe Price (1)	Growth Stock Fund - Mutual fund	*	16,521,165
T. Rowe Price (1)	Mid-Cap Value Fund - Mutual fund	*	5,521,788
Third Avenue Funds	Real Estate Value Fund - Mutual fund	*	1,423,691
Vanguard	Vanguard Inst Index- Mutual fund	*	11,823,270
T. Rowe Price (1)	Stable Value Fund - Common collective trust fund	*	19,530,862
T. Rowe Price (1)	Trade-Link - Self-directed brokerage accounts	*	720,538
Participants (1)	Participant loans with interest rates ranging from 4 percent to 9.25 percent	—	4,431,565

	Total		$177,254,801

(1)	Denotes party-in-interest

(2)	Denotes nonparticipant-directed investments

*	Cost information is not required for participant-directed investments and, therefore, is not included.

Schedule 1	Page 1

Millipore Corporation Employees’ Participation and Savings Plan

Schedule of Reportable Transactions

Form 5500, Schedule H, Line 4j

EIN 04-2170233, Plan No. 001

Year Ended December 31, 2008

(a) Identity of Party	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (i) - A single transaction that amounts to more than 5 percent of the beginning value of total Plan assets:
Grantham, Mayo, Van Otterloo Co., LLC	GMO Domestic Bond Fund III - Mutual fund - Sale	$—	$23,182,540	*	$23,182,540	*
Grantham, Mayo, Van Otterloo Co., LLC	GMO U.S. Core Equity Fund III - Mutual fund - Sale	—	32,317,842	*	32,317,842	*
T. Rowe Price	Balanced Fund - Mutual fund - Purchase	55,500,392	—	$55,500,392	55,500,392	$—
Category (iii) - A series of transactions with respect to securities of the same issue that amount, in the aggregate, to more than 5 percent of the beginning value of the total plan assets:
Grantham, Mayo, Van Otterloo Co., LLC	GMO Domestic Bond Fund III - Mutual fund - Sales - 11	—	23,576,394	*	23,576,394	*
Grantham, Mayo, Van Otterloo Co., LLC	GMO U.S. Core Equity Fund III - Mutual fund - Sales - 1	—	32,317,842	*	32,317,842	*
T. Rowe Price	Balanced Fund - Mutual fund - Purchases - 1	55,500,392	—	55,500,392	55,500,392	—

*	Grantham, Mayo, Van Otterloo Co., LLC was not able to provide the historical cost of the investments. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

There were no Category (ii) or (iv) reportable transactions during the year.

Schedule 2	Page 1

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm